May 25, 2005
                                                   Via Facsimile: (202) 772-9203
                                                         and submitted via EDGAR

Jeffrey B. Werbitt
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

     Re:    Secured Investment Resources Fund, L.P. (the "Partnership")
            Schedule TO-I filed April 15, 2005, amended by Schedule TO-T/A filed May 17, 2005, by Millenium Management, LLC
            File No. 005-80666

Dear Mr. Werbitt:

     This letter responds to the Staff's comments conveyed in your letter of May 20, 2005. Numbered paragraphs below correspond to the numbered paragraphs in your letter.

     1. This offer is not a step in a series of transactions designed to take the Partnership private within the meaning of Rule 13e-3. As previously stated, the Partnership had 1,216 beneficial holders (each of whom is also a record holder). Starting with unit holders with the smallest positions (which would result in the elimination of the highest number of unit holders), it would take 908 beneficial holders to tender 8,000 units. Therefore, after the offer, the Partnership will have 308 or more beneficial holders.

     2. The offeror's financial statements are not material to persons considering the Offer, for the following reasons. The distinction made in the instruction to Item 10 between full and partial tender offers is meaningless in all-cash offers. Whether an all-cash offer is for all of the class of securities or only part of the class does not affect the materiality of the financial statements to security holders receiving the offer, who in both cases must choose between selling or continuing to hold.

     For persons who would sell, the offer is for cash, so the reasonable selling investor would only be concerned with the bidder's current source of funding to pay for the selling investors' units. That information is disclosed in "Source of Funds," stating "equity capital contributions from its members at the time the Units tendered pursuant to the Offer are accepted for payment . . . [funded] through existing cash and other financial assets which in the aggregate are sufficient to provide the funds required in connection with the Offer without any borrowings . . . [and] [s]uch members have irrevocably agreed and are obligated to make such capital contributions." Beyond that disclosure, the financial position of the bidder and its historical operating results are irrelevant, as the instructions to Item 10 implicitly acknowledge by deeming such financials immaterial when the offer is for all of the securities of the class.

     In previous discussions with the Staff, I have heard two suggested reasons that a bidder's financial statements might be relevant to persons who will continue to hold the security (either because they choose not to tender or they get prorated). One suggestion has been that the bidder's financial condition might be relevant to the bidder's potential to effectuate a change of control some time after the offer is completed. Putting aside the question of how financial statements might help anybody predict that possibility, the ability to effect a change of control is not relevant in Millenium's case because Millenium is already the general partner and controls the Partnership.

     The second suggested reason I have heard argued is that the bidder's financial condition might be relevant to the bidder's likelihood of dumping the securities on the market later, affecting the market price for those security holders who did not sell. Such reasoning is speculative and unrealistic. Firstly, we do not believe a reasonable non-tendering security holder would be making such a determination - if they do not sell it is because they do not like the price or they just want to wait and see what happens. Further, the bidder could make a future decision to sell at any time, as noted in "Future Plans of the Purchaser." Such a sale could be for a multitude of reasons other than the bidder's financial status: to capture a profit or stem a loss, to adjust its portfolio, to free up cash for a new investment, or just to get out of an investment that becomes disfavored. Financial statements of the bidder would not really provide security holders with a meaningful ability to "handicap" the risk that the bidder would subsequently dump the securities any better than they could without the financial statements.

     Furthermore, for unlisted, illiquid registrants like this Partnership, there is no realistic risk that a holder of a large position might temporarily influence market price by subsequent selling activities (regardless of their financial position). There is no real "market price" to adversely affect. A sale by bidder (like anyone else holding the units) would have to be accomplished by:
(1) a privately negotiated sale, (2) tendering into another party's tender offer that comes along, and (3) using a matching service to find one or more willing buyers. In cases (1) and (2), a seller is not influencing market price at all (true even for listed, readily traded securities). With matching services, buyers commonly pay a premium for larger positions, so even if a matching service could be considered some species of market, there is no real risk of a block sale adversely affecting the "market price."

     I have heard no other arguments advanced by the Staff regarding why a bidder's financials might be material to security holders that will continue holding the security. The fact that this bidder is the Partnership's general partner should not affect the analysis, given that the financial statements of general partners of limited partnership registrants are not required to be filed as part of the limited partnership registrants' regular financial reporting.

     For the foregoing reasons, the financial statements of Millenium are immaterial to security holders considering the offer, whether they end up selling or holding the securities.

     We are filing an amendment concurrently with this letter to file an update letter and extend the expiration date of the offer. Please contact the undersigned if you have any questions regarding our responses to the Staff's comments and to advise us if the Staff has any further comments.

                                    Very truly yours,


                                    /S/ Christopher K. Davis
                                    ------------------------
                                    Christopher K. Davis
                                    Vice President and General Counsel


CKD:ckd
Enclosures with fax copy